Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31,	April 30,	July 31,	July 31,	July 31,
	2022	2022	2021	2022	2021
Interest, Dividend and Fee Income
Loans	$5,311	$4,197	$3,916	$13,589	$11,794
Securities (Note 2)	1,505	1,252	929	3,824	2,921
Deposits with banks	228	74	50	360	144
	7,044	5,523	4,895	17,773	14,859
Interest Expense
Deposits	1,743	854	745	3,302	2,483
Subordinated debt	57	51	44	153	153
Other liabilities	1,047	716	585	2,200	1,669
	2,847	1,621	1,374	5,655	4,305
Net Interest Income	4,197	3,902	3,521	12,118	10,554
Non-Interest Revenue
Securities commissions and fees	262	281	264	825	849
Deposit and payment service charges	338	332	319	999	930
Trading revenues (Note 12)	(975)	3,629	135	3,453	394
Lending fees	351	334	348	1,070	1,047
Card fees	131	143	113	405	316
Investment management and custodial fees	432	441	502	1,339	1,460
Mutual fund revenues	315	332	406	1,003	1,176
Underwriting and advisory fees	220	308	411	962	1,073
Securities gains, other than trading (Note 2)	85	86	198	309	411
Foreign exchange gains, other than trading	47	59	41	128	128
Insurance revenues	542	(673)	1,137	61	1,718
Investments in associates and joint ventures	99	50	67	215	183
Other	55	94	100	253	374
	1,902	5,416	4,041	11,022	10,059
Total Revenue	6,099	9,318	7,562	23,140	20,613
Provision for (Recovery of) Credit Losses (Note 3)	136	50	(70)	87	146
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	413	(808)	984	(314)	1,302
Non-Interest Expense
Employee compensation	2,135	2,087	2,102	6,521	6,263
Premises and equipment	918	850	829	2,596	2,496
Amortization of intangible assets	151	147	157	448	471
Advertising and business development	135	115	101	356	264
Communications	67	75	63	206	199
Professional fees	182	180	140	517	423
Other	271	259	292	774	1,590
	3,859	3,713	3,684	11,418	11,706
Income Before Provision for Income Taxes	1,691	6,363	2,964	11,949	7,459
Provision for income taxes (Note 10)	326	1,607	689	2,895	1,864
Net Income	$1,365	$4,756	$2,275	$9,054	$5,595
Earnings Per Share (Canadian $) (Note 9)
Basic	$1.96	$7.15	$3.42	$13.49	$8.36
Diluted	1.95	7.13	3.41	13.45	8.35
Dividends per common share	1.39	1.33	1.06	4.05	3.18
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group
Third
Quarter Report 2022
5
1

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Net Income	$1,365	$4,756	$2,275	$9,054	$5,595
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(2)	(238)	22	(302)	(10)
Reclassification to earnings of (gains) losses in the period (2)	(8)	6	(5)	(30)	(33)
	(10)	(232)	17	(332)	(43)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	546	(2,433)	218	(2,365)	(392)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period (4)	(80)	(111)	(116)	(329)	(279)
	466	(2,544)	102	(2,694)	(671)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(77)	322	521	1,053	(1,914)
Unrealized gains (losses) on hedges of net foreign operations (5)	(25)	(64)	(139)	(217)	398
Reclassification to earnings of net losses related to divestitures (Note 12) (6)	-	-	-	29	-
	(102)	258	382	865	(1,516)
Items that will not be reclassified to net income
Unrealized gains (losses) on fair value through OCI equity securities arising during the period (7)	(1)	-	7	1	7
Gains (losses) on remeasurement of pension and other employee future benefit plans (8)	(95)	444	54	511	765
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	415	538	22	1,019	(220)
	319	982	83	1,531	552
Other Comprehensive Income (Loss), net of taxes	673	(1,536)	584	(630)	(1,678)
Total Comprehensive Income	$2,038	$3,220	$2,859	$8,424	$3,917
(1) Net of income tax
(provision)
recovery of $nil million, $84 million, $(7) million for the three months ended, and $105 million, $5 million for the nine months ended, respectively.
(2) Net of income tax provision (recovery) of $3 million, $(2) million, $2 million for the three months ended, and $11 million, $11 million for the nine months ended, respectively.
(3) Net of income tax (provision) recovery of $(208) million, $878 million, $(72) million for the three months ended, and $842 million, $147 million for the nine months ended, respectively.
(4) Net of income tax provision of $29 million, $40 million, $41 million for the three months ended, and $119 million, $100 million for the nine months ended, respectively.
(5) Net of income tax (provision) recovery of $12 million, $23 million, $50 million for the three months ended, and $83 million, $(145) million for the nine months ended, respectively.
(6) Net of income tax (provision)
recovery
of na, na
,
na
for the three months ended, and $nil million, na for the nine months ended, respectively.
(7) Net of income tax (provision
)
recovery of $1 million, $(1) million, $(2) million for the three months ended, and $nil million, $
(2
) million for the nine months ended, respectively.
(8) Net of income tax (provision
)
recovery of $35 million, $(160) million, $(26) million for the three months ended, and $(185) million,
 and
$(283) million for the nine months ended, respectively.
(9) Net of income tax (provision) recovery of $(152) million, $(194) million,

and
$(9) million
,
for the three months ended, and $(370) million,
 and
$79 million for the nine months ended, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements.

5
2
BMO Financial Group
Third
Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2022	April 30, 2022	October 31, 2021
Assets

Cash and Cash Equivalents	$69,586	$70,286	$93,261
Interest Bearing Deposits with Banks	7,317	7,704	8,303
Securities (Note 2)
Trading	110,144	99,546	104,411
Fair value through profit or loss	14,036	13,682	14,210
Fair value through other comprehensive income	39,273	37,879	63,123
Debt securities at amortized cost	100,906	101,658	49,970
Investments in associates and joint ventures	1,255	1,303	1,135
	265,614	254,068	232,849
Securities Borrowed or Purchased Under Resale Agreements	108,391	106,800	107,382
Loans
Residential mortgages	144,076	139,651	135,750
Consumer instalment and other personal	84,337	81,890	77,164
Credit cards	9,132	8,637	8,103
Business and government	287,669	274,548	239,809
	525,214	504,726	460,826
Allowance for credit losses (Note 3)	(2,412)	(2,403)	(2,564)
	522,802	502,323	458,262
Other Assets
Derivative instruments	39,717	45,820	36,713
Customers’ liability under acceptances	12,615	13,228	14,021
Premises and equipment	4,604	4,581	4,454
Goodwill	4,995	5,002	5,378
Intangible assets	2,130	2,090	2,266
Current tax assets	1,545	1,242	1,588
Deferred tax assets	794	786	1,287
Other	28,228	27,635	22,411
	94,628	100,384	88,118
Total Assets	$1,068,338	$1,041,565	$988,175
Liabilities and Equity
Deposits (Note 4)	$729,385	$713,714	$685,631
Other Liabilities
Derivative instruments	43,643	41,763	30,815
Acceptances	12,615	13,228	14,021
Securities sold but not yet purchased	41,187	39,316	32,073
Securities lent or sold under repurchase agreements	100,646	96,798	97,556
Securitization and structured entities’ liabilities	25,020	24,692	25,486
Current tax liabilities	232	77	221
Deferred tax liabilities	81	110	192
Other	41,092	38,039	37,764
	264,516	254,023	238,128
Subordinated Debt (Note 4)	7,443	8,236	6,893
Total Liabilities	$1,001,344	$975,973	$930,652
Equity
Preferred shares and other equity instruments (Note 5)	5,708	5,708	5,558
Common shares (Note 5)	17,392	17,038	13,599
Contributed surplus	315	318	313
Retained earnings	41,653	41,275	35,497
Accumulated other comprehensive income	1,926	1,253	2,556
Total Equity	66,994	65,592	57,523
Total Liabilities and Equity	$1,068,338	$1,041,565	$988,175
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group
Third
Quarter Report 2022
5
3

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021

Preferred Shares and Other Equity Instruments (Note 5)

Balance at beginning of period	$5,708	$5,848	$5,558	$6,598
Issued during the period	500	-	1,250	-
Redeemed during the period	(500)	-	(1,100)	(750)
Balance at End of Period	5,708	5,848	5,708	5,848
Common Shares (Note 5)
Balance at beginning of period	17,038	13,536	13,599	13,430
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	346	-	647	-
Issued under the Stock Option Plan	12	40	55	99
Repurchased for cancellation and/or treasury shares sold/purchased	(4)	33	(15)	80
Issued to finance a portion of the announced acquisition	-	-	3,106	-
Balance at End of Period	17,392	13,609	17,392	13,609
Contributed Surplus
Balance at beginning of period	318	313	313	302
Stock option expense, net of options exercised	(3)	-	2	7
Net premium on sale of treasury shares	-	(3)	-	-
Other	-	-	-	1
Balance at End of Period	315	310	315	310
Retained Earnings
Balance at beginning of period	41,275	32,561	35,497	30,745
Net income	1,365	2,275	9,054	5,595
Dividends on preferred shares and distributions payable on other equity instruments	(47)	(61)	(154)	(185)
Dividends on common shares	(938)	(686)	(2,694)	(2,058)
Equity issue expense and premium paid on redemption of preferred shares	(2)	-	(50)	(6)
Net discount on sale of treasury shares	-	-	-	(2)
Balance at End of Period	41,653	34,089	41,653	34,089
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(149)	295	171	355
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(2)	22	(302)	(10)
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	(1)	7	1	7
Reclassification to earnings of (gains) during the period	(8)	(5)	(30)	(33)
Balance at End of Period	(160)	319	(160)	319
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(2,975)	1,206	185	1,979
Gains (losses) on derivatives designated as cash flow hedges arising during the period	546	218	(2,365)	(392)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period	(80)	(116)	(329)	(279)
Balance at End of Period	(2,509)	1,308	(2,509)	1,308
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,236	2,082	2,269	3,980
Unrealized gains (losses) on translation of net foreign operations	(77)	521	1,053	(1,914)
Unrealized gains (losses) on hedges of net foreign operations	(25)	(139)	(217)	398
Reclassification to earnings of net losses related to divestitures (Note 12)	-	-	29	-
Balance at End of Period	3,134	2,464	3,134	2,464
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	891	73	285	(638)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(95)	54	511	765
Balance at End of Period	796	127	796	127
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	250	(400)	(354)	(158)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	415	22	1,019	(220)
Balance at End of Period	665	(378)	665	(378)
Total Accumulated Other Comprehensive Income	1,926	3,840	1,926	3,840
Total Equity	$66,994	$57,696	$66,994	$57,696
The accompanying notes are an integral part of these interim consolidated financial statements.

5
4
BMO Financial Group
Third
Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Cash Flows from Operating Activities
Net Income	$1,365	$2,275	$9,054	$5,595
Adjustments to determine net cash flows provided by (used in) operating activities
Provision for (recovery of) securities, other than trading	2	-	3	(1)
Net (gain) on securities, other than trading	(87)	(198)	(312)	(410)
Net (increase) in trading securities	(10,729)	(10,335)	(3,983)	(7,415)
Provision for (recovery of) credit losses (Note 3)	136	(70)	87	146
Change in derivative instruments – (increase) decrease in derivative asset	4,647	2,648	(4,356)	1,779
– increase (decrease) in derivative liability	2,437	(5,367)	11,711	(1,683)
Amortization of premises and equipment	192	195	579	588
Amortization of other assets	24	32	74	110
Amortization of intangible assets	151	157	448	471
Net loss on divestitures (Note 12)	-	-	29	-
Write-down of goodwill	-	8	-	755
Net (increase) decrease in deferred tax asset	(6)	91	510	212
Net increase (decrease) in deferred tax liability	(29)	24	(111)	80
Net (increase) decrease in current tax asset	(293)	53	137	(56)
Net increase (decrease) in current tax liability	154	(43)	(8)	70
Change in accrued interest – (increase) decrease in interest receivable	(129)	67	(509)	267
– increase (decrease) in interest payable	380	(32)	490	(434)
Changes in other items and accruals, net	(32)	(2,233)	(6,540)	(549)
Net increase in deposits	16,443	17,752	28,736	45,947
Net (increase) in loans	(20,938)	(8,222)	(58,680)	(19,737)
Net increase (decrease) in securities sold but not yet purchased	1,968	(4,243)	8,896	(159)
Net increase in securities lent or sold under repurchase agreements	3,970	4,232	1,255	7,661
Net (increase) decrease in securities borrowed or purchased under resale agreements	(1,925)	(5,480)	255	2,972
Net increase (decrease) in securitization and structured entities’ liabilities	333	(1,822)	(667)	(2,591)
Net Cash Provided by (Used in) Operating Activities	(1,966)	(10,511)	(12,902)	33,618
Cash Flows from Financing Activities
Net increase in liabilities of subsidiaries	3,161	-	6,927	-
Proceeds from issuance of covered bonds	3,203	1,837	10,486	1,837
Redemption/buyback of covered bonds	(2,252)	(1,860)	(4,474)	(4,074)
Proceeds from issuance of subordinated debt	-	1,000	1,587	1,000
Repayment of subordinated debt (Note 4)	(850)	(1,250)	(850)	(2,250)
Proceeds from issuance of preferred shares and other equity instruments, net of issuance cost (Note 5)	498	-	1,247	-
Redemption of preferred shares (Note 5)	(500)	-	(1,100)	(756)
Net proceeds from issuance of common shares and sale (purchase) of treasury shares (Note 5)	11	71	3,097	172
Cash dividends and distributions paid	(599)	(755)	(1,962)	(2,234)
Repayment of lease liabilities	(79)	(82)	(215)	(244)
Net Cash Provided by (Used in) Financing Activities	2,593	(1,039)	14,743	(6,549)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	376	300	1,281	(265)
Purchases of securities, other than trading	(12,131)	(14,397)	(78,054)	(38,783)
Maturities of securities, other than trading	4,545	7,266	16,793	21,530
Proceeds from sales of securities, other than trading	6,444	2,998	33,594	19,417
Premises and equipment – net (purchases)	(175)	(124)	(476)	(327)
Purchased and developed software – net (purchases)	(188)	(118)	(484)	(358)
Net proceeds from divestitures (Note 12)	-	63	1,226	63
Net Cash Provided by (Used in) Investing Activities	(1,129)	(4,012)	(26,120)	1,277
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(198)	794	604	(1,929)
Net increase (decrease) in Cash and Cash Equivalents	(700)	(14,768)	(23,675)	26,417
Cash and Cash Equivalents at Beginning of Period	70,286	98,593	93,261	57,408
Cash and Cash Equivalents at End of Period	$69,586	$83,825	$69,586	$83,825
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$2,445	$1,373	$5,086	$4,679
Income taxes paid in the period	$788	$650	$1,779	$1,476
Interest received in the period	$6,519	$4,562	$16,013	$13,936
Dividends received in the period	$537	$415	$1,407	$1,255
(1) Includes dividends paid on securities sold but not
yet
purchased.
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2022
55

Notes to Interim Financial Statements
July 31, 2022 (Unaudited)

Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2021. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2021. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on
August 30, 2022.
Interbank Offered Rate (IBOR) Reform
Our IBOR Transition Office (ITO) continues to coordinate and oversee the transition from IBORs to alternative reference rates with no significant changes to the project or transition risks disclosed in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021. As expected, all Sterling, Euro, Swiss franc and Japanese yen settings as well as the
1-week
and
2-month
USD LIBOR settings were discontinued on December 31, 2021.
There were no significant changes in our transition risk with respect to our remaining USD LIBOR exposures since October 31, 2021. Our project plan continues to be on target and in line with the supervisory guidance from the U.S. prudential regulators as we have ceased to issue new LIBOR-based instruments except in limited permitted circumstances. However, as we approach the June 30, 2023 cessation date, in the normal course of business our exposures may continue to fluctuate, including instances where customers draw down on existing LIBOR-based facilities that have not yet been remediated. The fluctuations in USD LIBOR exposures have no significant impact on our IBOR conversion plans.
On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv Benchmark Services UK Limited (RBSL), cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June
28
, 2024, using a
two-stage
transition approach. By the end of the first stage on June 30, 2023,
CARR expects
all new derivative contracts and securities to
use
the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce CDOR exposures of (i)
derivatives or securities transacted before June 30, 2023, or
(ii) loan agreements entered into
before June
28
, 2024. All remaining CDOR exposures should be transitioned to CORRA by June
28
, 2024, marking the end of the second stage.
Following public consultation, on May 16, 2022, RBSL announced that all remaining CDOR settings will cease publication immediately after June
28
, 2024 according to the CARR recommendation. Our ITO is in the process of assessing the impact of this announcement, including CDOR-based financial instruments, hedge relationships and project plans.
The following table presents quantitative information for financial instruments impacted by the RBSL announcement, including both CDOR and bankers’ acceptance (BA) rates, that either mature after June 28, 2024 or are demand facilities that will be subject to remediation to amend the benchmark interest rate.

(Canadian $ in millions)	July 31, 2022
Non-derivative assets (1)	33,008
Non-derivative liabilities (1)	4,595
Derivative notional amounts (2)	1,399,004
Authorized and committed loan commitments (3)	26,298

(1)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(2)
 Notional amounts represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore  are not recorded in our Consolidated Balance Sheet.

(3)
 Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not  be representative of the funding likely to be required for these commitments.

We continue to apply the IASB’s Phase 1 Amendments to IAS 39
Financial Instruments: Recognition and Measurement
and IFRS 7
Financial Instruments: Disclosures
,
which modified certain hedge accounting requirements to provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. The notional amount of cash flow hedge and fair value hedge interest rate swaps linked to BA’s that mature after June 28, 2024 and are therefore subject to CDOR transition was $39,246 million and $16,763 million, respectively, as at July 31, 2022. The notional amount of cash flow hedge total return swaps linked to CDOR that mature after June 28, 2024 and are therefore subject to CDOR transition was $658 million as at July 31, 2022. We did not have cash flow hedge or fair value hedge cross-currency swaps referencing either CDOR or BA’s as at July 31, 2022. We will apply judgment with respect to the need for new or revised CDOR hedging relationships; however, given market uncertainty, the assessment of the impact on the bank’s hedging relationships and its mitigation plans are still in progress.

5
6
BMO Financial Group Third Quarter Report 2022

Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook for Canada and the U.S. is subject to several risks that could lead to a severe downturn, including, persistent high inflation and significant further increases in interest rates, an escalation of the conflict in Ukraine, rising geopolitical tensions between the U.S. and China, and new variants of the coronavirus. A significant housing market correction could also occur if monetary policy becomes overly restrictive to control inflation. The impact on BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2022.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
Additional information regarding the allowance for credit losses is included in Note 3.
Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $14,036 million ($14,210 million as at October 31, 2021) are comprised of $4,121 million mandatorily measured at fair value and $9,915 million investment securities held by insurance subsidiaries designated at fair value ($3,038 million and $11,172 million, respectively, as at October 31, 2021).
Our fair value through other comprehensive income (FVOCI) securities totalling $39,273 million ($63,123 million as at October 31, 2021), are net of an allowance for credit losses of $4 million ($2 million as at October 31, 2021).
Amortized cost securities totalling $100,906 million ($49,970 million as at October 31, 2021), are net of an allowance for credit losses of $3 million ($1 million as at October 31, 2021).
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	July 31, 2022				October 31, 2021
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	9,546	47	162	9,431	13,087	62	84	13,065
Canadian provincial and municipal governments	4,502	27	75	4,454	2,973	29	15	2,987
U.S. federal government	3,590	-	183	3,407	21,041	282	297	21,026
U.S. states, municipalities and agencies	3,573	20	56	3,537	4,034	85	5	4,114
Other governments	6,317	9	71	6,255	6,476	55	29	6,502
National Housing Act (NHA) mortgage-backed securities (MBS)	928	5	11	922	1,122	6	3	1,125
U.S. agency MBS and collateralized mortgage obligations (CMO)	6,440	8	117	6,331	10,894	151	34	11,011
Corporate debt	4,883	18	117	4,784	3,147	34	20	3,161
Corporate equity	122	30	-	152	103	29	-	132
Total	39,901	164	792	39,273	62,877	733	487	63,123
Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

BMO Financial Group Third Quarter Report 2022
5
7

Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
FVOCI - d ebt	153	114	343	366
Amortized cost	365	101	837	309
Total	518	215	1,180	675
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
FVTPL securities	75	192	272	368
FVOCI securities - realized gains (losses) (1)	12	6	39	43
Impairment losses	(2)	-	(2)	-
Securities gains , other than trading	85	198	309	411
(1) Gains (losses) are net of (losses) gains on hedge contracts.
Interest and dividend income and gains (losses) on securities held in our Insurance business are recorded in non-interest
revenue, insurance revenues, in our Consolidated Statement of Income. These include:
●
Interest

and dividend
 income of $103 million and $293 million for the three and nine months ended July 31, 2022
,
respectively ($95

million and $282

million
for the three and nine months ended July 31, 2021, respectively
). Interest income is calculated using the effective interest method;

●
Gains (losses) from securities designated as FVTPL of $51 million and $(1,303
)
million for the three and nine months ended July 31, 2022, respectively ($429 million and $92 million for the three and nine months ended July 31, 2021, respectively); and

●
Realized gains from FVOCI securities of $nil million and $nil million for the three and nine months ended July 31, 2022, respectively
(
$
nil million and $1 million for the three and nine months ended July 31, 2021, respectively).

5
8
BMO Financial Group Third Quarter Report 2022

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2022 and October 31, 2021. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)	July 31, 2022							October 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	6	-	-	6	4	-	-	4
Very low	100,097	316	-	100,413	94,566	179	-	94,745
Low	23,960	2,816	-	26,776	23,471	1,293	-	24,764
Medium	11,976	2,912	-	14,888	12,066	2,250	-	14,316
High	149	305	-	454	167	306	-	473
Not rated	1,190	47	-	1,237	1,051	46	-	1,097
Impaired	-	-	302	302	-	-	351	351
Gross residential mortgages	137,378	6,396	302	144,076	131,325	4,074	351	135,750
Allowance for credit losses	42	41	8	91	46	39	12	97
Carrying amount	137,336	6,355	294	143,985	131,279	4,035	339	135,653
Loans: Consumer instalment and other personal
Exceptionally low	1,668	43	-	1,711	1,487	37	-	1,524
Very low	37,443	28	-	37,471	30,672	8	-	30,680
Low	21,571	873	-	22,444	21,660	534	-	22,194
Medium	11,531	4,531	-	16,062	13,336	3,607	-	16,943
High	903	1,334	-	2,237	661	1,375	-	2,036
Not rated	4,096	31	-	4,127	3,450	50	-	3,500
Impaired	-	-	285	285	-	-	287	287
Gross consumer instalment and other personal	77,212	6,840	285	84,337	71,266	5,611	287	77,164
Allowance for credit losses	101	282	94	477	113	333	91	537
Carrying amount	77,111	6,558	191	83,860	71,153	5,278	196	76,627
Loans: Credit cards (1)
Exceptionally low	2,844	-	-	2,844	2,532	-	-	2,532
Very low	530	1	-	531	450	-	-	450
Low	2,182	157	-	2,339	1,801	66	-	1,867
Medium	2,096	786	-	2,882	1,743	663	-	2,406
High	103	348	-	451	75	287	-	362
Not rated	85	-	-	85	486	-	-	486
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	7,840	1,292	-	9,132	7,087	1,016	-	8,103
Allowance for credit losses	65	186	-	251	67	209	-	276
Carrying amount	7,775	1,106	-	8,881	7,020	807	-	7,827
Loans: Business and government (2)
Acceptable
Investment grade	176,477	3,801	-	180,278	144,807	1,446	-	146,253
Sub-investment grade	92,058	20,852	-	112,910	85,375	14,534	-	99,909
Watchlist	-	5,729	-	5,729	-	6,137	-	6,137
Impaired	-	-	1,367	1,367	-	-	1,531	1,531
Gross business and government	268,535	30,382	1,367	300,284	230,182	22,117	1,531	253,830
Allowance for credit losses	627	586	380	1,593	529	730	395	1,654
Carrying amount	267,908	29,796	987	298,691	229,653	21,387	1,136	252,176
Gross total loans and acceptances	490,965	44,910	1,954	537,829	439,860	32,818	2,169	474,847
Net total loans and acceptances	490,130	43,815	1,472	535,417	439,105	31,507	1,671	472,283
Commitments and financial guarantee contracts
Acceptable
Investment grade	173,173	2,507	-	175,680	154,975	2,367	-	157,342
Sub-investment grade	43,680	14,815	-	58,495	46,827	8,164	-	54,991
Watchlist	-	1,647	-	1,647	-	2,453	-	2,453
Impaired	-	-	400	400	-	-	682	682
Allowance for credit losses	221	147	14	382	195	186	13	394
Carrying amount (3)(4)	216,632	18,822	386	235,840	201,607	12,798	669	215,074

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
 Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $2,794 million at July 31, 2022 ($2,958 million as at October 31, 2021) of which $2,412 million ($2,564 million as at October 31, 2021) was recorded in loans and $382 million ($394 million as at October 31, 2021) was recorded in other
liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group Third Quarter Report 2022
5
9

The following tables show the continuity in the loss allowance by product type for the three and nine months ended July 31, 2022 and July 31, 2021. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	July 31, 2022				July 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	37	36	16	89	60	53	22	135
Transfer to Stage 1	9	(8)	(1)	-	14	(13)	(1)	-
Transfer to Stage 2	(1)	2	(1)	-	(1)	3	(2)	-
Transfer to Stage 3	-	(1)	1	-	-	(2)	2	-
Net remeasurement of loss allowance	(13)	11	1	(1)	(35)	-	3	(32)
Loan originations	9	-	-	9	15	-	-	15
Derecognitions and maturities	(1)	(2)	-	(3)	(2)	(3)	-	(5)
Model changes	2	5	-	7	-	-	-	-
Total Provision for Credit Losses (PCL) (1)	5	7	-	12	(9)	(15)	2	(22)
Write-offs (2)	-	-	(1)	(1)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	3	3	-	-	4	4
Foreign exchange and other	-	(1)	(3)	(4)	-	-	(3)	(3)
Balance as at end of period	42	42	15	99	51	38	22	111
Loans: Consumer instalment and other personal
Balance as at beginning of period	106	306	92	504	141	401	101	643
Transfer to Stage 1	54	(52)	(2)	-	58	(56)	(2)	-
Transfer to Stage 2	(8)	16	(8)	-	(5)	16	(11)	-
Transfer to Stage 3	(2)	(18)	20	-	(3)	(24)	27	-
Net remeasurement of loss allowance	(59)	73	29	43	(64)	60	18	14
Loan originations	24	-	-	24	23	-	-	23
Derecognitions and maturities	(4)	(9)	-	(13)	(8)	(13)	-	(21)
Model changes	2	(12)	-	(10)	-	-	-	-
Total PCL (1)	7	(2)	39	44	1	(17)	32	16
Write-offs (2)	-	-	(52)	(52)	-	-	(55)	(55)
Recoveries of previous write-offs	-	-	20	20	-	-	24	24
Foreign exchange and other	1	(1)	(5)	(5)	-	2	(4)	(2)
Balance as at end of period	114	303	94	511	142	386	98	626
Loans: Credit cards
Balance as at beginning of period	98	203	-	301	106	284	-	390
Transfer to Stage 1	29	(29)	-	-	42	(42)	-	-
Transfer to Stage 2	(8)	8	-	-	(6)	6	-	-
Transfer to Stage 3	-	(27)	27	-	-	(47)	47	-
Net remeasurement of loss allowance	(18)	51	22	55	(39)	84	2	47
Loan originations	13	-	-	13	11	-	-	11
Derecognitions and maturities	(1)	(6)	-	(7)	(3)	(7)	-	(10)
Model changes	(8)	26	-	18	-	-	-	-
Total PCL (1)	7	23	49	79	5	(6)	49	48
Write-offs (2)	-	-	(63)	(63)	-	-	(70)	(70)
Recoveries of previous write-offs	-	-	18	18	-	-	26	26
Foreign exchange and other	1	(1)	(4)	(4)	(1)	(1)	(5)	(7)
Balance as at end of period	106	225	-	331	110	277	-	387
Loans: Business and government
Balance as at beginning of period	736	752	412	1,900	689	1,075	541	2,305
Transfer to Stage 1	59	(51)	(8)	-	114	(113)	(1)	-
Transfer to Stage 2	(40)	45	(5)	-	(23)	63	(40)	-
Transfer to Stage 3	(1)	(8)	9	-	-	(17)	17	-
Net remeasurement of loss allowance	39	(7)	20	52	(112)	13	12	(87)
Loan originations	91	-	-	91	87	-	-	87
Derecognitions and maturities	(111)	(33)	-	(144)	(36)	(72)	-	(108)
Model changes	18	(26)	-	(8)	-	-	-	-
Total PCL (1)	55	(80)	16	(9)	30	(126)	(12)	(108)
Write-offs (2)	-	-	(40)	(40)	-	-	(101)	(101)
Recoveries of previous write-offs	-	-	8	8	-	-	13	13
Foreign exchange and other	3	-	(9)	(6)	9	5	1	15
Balance as at end of period	794	672	387	1,853	728	954	442	2,124
Total as at end of period	1,056	1,242	496	2,794	1,031	1,655	562	3,248
Comprised of: Loans	835	1,095	482	2,412	822	1,464	538	2,824
Other credit instruments (3)	221	147	14	382	209	191	24	424
(1) Excludes PCL on other assets of $10 million for the three months ended July 31, 2022 ($(4) million for the three months ended July 31, 2021).
(2) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(3) Other credit instruments, including
off-balance
sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

60
 BMO Financial Group
Third
Quarter Report 2022

(Canadian $ in millions)
For the nine months ended	July 31, 2022				July 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	46	40	19	105	51	75	26	152
Transfer to Stage 1	29	(27)	(2)	-	48	(39)	(9)	-
Transfer to Stage 2	(3)	8	(5)	-	(3)	20	(17)	-
Transfer to Stage 3	-	(5)	5	-	-	(11)	11	-
Net remeasurement of loss allowance	(51)	27	5	(19)	(68)	5	29	(34)
Loan originations	24	-	-	24	28	-	-	28
Derecognitions and maturities	(4)	(6)	-	(10)	(5)	(10)	-	(15)
Model changes	2	5	-	7	-	-	-	-
Total Provision for Credit Losses ( PCL ) (1)	(3)	2	3	2	-	(35)	14	(21)
Write-offs (2)	-	-	(5)	(5)	-	-	(9)	(9)
Recoveries of previous write-offs	-	-	6	6	-	-	8	8
Foreign exchange and other	(1)	-	(8)	(9)	-	(2)	(17)	(19)
Balance as at end of period	42	42	15	99	51	38	22	111
Loans: Consumer instalment and other personal
Balance as at beginning of period	128	357	91	576	148	454	105	707
Transfer to Stage 1	183	(176)	(7)	-	175	(168)	(7)	-
Transfer to Stage 2	(30)	51	(21)	-	(21)	50	(29)	-
Transfer to Stage 3	(4)	(61)	65	-	(6)	(76)	82	-
Net remeasurement of loss allowance	(199)	173	62	36	(197)	169	77	49
Loan originations	60	-	-	60	66	-	-	66
Derecognitions and maturities	(16)	(30)	-	(46)	(21)	(37)	-	(58)
Model changes	(9)	(13)	-	(22)	-	-	-	-
Total PCL (1)	(15)	(56)	99	28	(4)	(62)	123	57
Write-offs (2)	-	-	(144)	(144)	-	-	(184)	(184)
Recoveries of previous write-offs	-	-	59	59	-	-	70	70
Foreign exchange and other	1	2	(11)	(8)	(2)	(6)	(16)	(24)
Balance as at end of period	114	303	94	511	142	386	98	626
Loans: Credit cards
Balance as at beginning of period	114	245	-	359	110	321	-	431
Transfer to Stage 1	114	(114)	-	-	141	(141)	-	-
Transfer to Stage 2	(25)	25	-	-	(21)	21	-	-
Transfer to Stage 3	(1)	(83)	84	-	(1)	(134)	135	-
Net remeasurement of loss allowance	(125)	151	48	74	(139)	234	22	117
Loan originations	38	-	-	38	28	-	-	28
Derecognitions and maturities	(4)	(17)	-	(21)	(6)	(22)	-	(28)
Model changes	(6)	18	-	12	-	-	-	-
Total PCL (1)	(9)	(20)	132	103	2	(42)	157	117
Write-offs (2)	-	-	(177)	(177)	-	-	(212)	(212)
Recoveries of previous write-offs	-	-	58	58	-	-	73	73
Foreign exchange and other	1	-	(13)	(12)	(2)	(2)	(18)	(22)
Balance as at end of period	106	225	-	331	110	277	-	387
Loans: Business and government
Balance as at beginning of period	662	855	401	1,918	658	1,258	608	2,524
Transfer to Stage 1	226	(188)	(38)	-	385	(380)	(5)	-
Transfer to Stage 2	(96)	147	(51)	-	(86)	138	(52)	-
Transfer to Stage 3	(1)	(40)	41	-	(2)	(83)	85	-
Net remeasurement of loss allowance	(266)	23	124	(119)	(327)	268	119	60
Loan originations	383	-	-	383	232	-	-	232
Derecognitions and maturities	(184)	(124)	-	(308)	(102)	(165)	-	(267)
Model changes	19	(32)	-	(13)	(5)	(19)	-	(24)
Total PCL (1)	81	(214)	76	(57)	95	(241)	147	1
Write-offs (2)	-	-	(96)	(96)	-	-	(285)	(285)
Recoveries of previous write-offs	-	-	26	26	-	-	40	40
Foreign exchange and other	51	31	(20)	62	(25)	(63)	(68)	(156)
Balance as at end of period	794	672	387	1,853	728	954	442	2,124
Total as at end of period	1,056	1,242	496	2,794	1,031	1,655	562	3,248
Comprised of: Loans	835	1,095	482	2,412	822	1,464	538	2,824
Other credit instruments (3)	221	147	14	382	209	191	24	424
(1) Excludes PCL on other assets of $11 million for the nine months ended July 31, 2022 ($(8) million for the nine months ended July 31, 2021).
(2) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(3) Other credit instruments, including
off-balance
sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group
Third
Quarter Report 2022
6

Loans and allowance for credit losses by geographic region as at July 31, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)	July 31, 2022				October 31, 2021
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	332,973	328	1,051	331,594	299,905	345	1,143	298,417
United States	181,598	154	865	180,579	153,479	153	910	152,416
Other countries	10,643	-	14	10,629	7,442	-	13	7,429
Total	525,214	482	1,930	522,802	460,826	498	2,066	458,262
(1) Geographic region is based upon country of ultimate risk.
(2) Excludes allowance for credit losses on impaired loans of $14 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).
(3) Excludes allowance for credit losses on performing loans of $368 million for other credit instruments, which is included in other liabilities ($381 million as at October 31, 2021).
Impaired (Stage 3) loans, including the related allowances, as at July 31, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)	July 31, 2022			October 31, 2021
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	302	8	294	351	12	339
Consumer instalment and other personal	285	94	191	287	91	196
Business and government (1)	1,367	380	987	1,531	395	1,136
Total	1,954	482	1,472	2,169	498	1,671
By geographic region (2):
Canada	1,201	328	873	1,195	345	850
United States	753	154	599	974	153	821
Other countries	-	-	-	-	-	-
Total	1,954	482	1,472	2,169	498	1,671
(1) Includes customers’ liability under acceptances.
(2) Geographic region is based upon the country of ultimate risk.
(3) Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4) Excludes allowance for credit losses on impaired loans of $14 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at July 31, 2022 and October 31, 2021. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	July 31, 2022			October 31, 2021
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	390	14	404	404	14	418
Credit card, consumer instalment and other personal	326	67	393	279	59	338
Business and government	206	37	243	264	33	297
Total	922	118	1,040	947	106	1,053
Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $36 million and $36 million as at July 31, 2022 and October 31, 2021, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the
COVID-19
pandemic, as well as the impacts of high inflation and supply-chain disruptions.
As at July 31, 2022, our base case scenario depicts
weaker
economic growth in both Canada and the U.S
,
as growth is tempered by
high
inflation
, rapidly-rising
interest rates
, and weaker global demand
. In contrast, our base case economic forecast as at October 31, 2021, depicted a stronger economic forecast in both Canada and the United States over the projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,750 million as at July 31, 2022 ($1,725 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).
The benign scenario as at July 31, 2022 involves a materially stronger economic environment than the base case forecast, with a considerably lower unemployment rate.
As at July 31, 2022, our adverse economic scenario depicts a contracting economy, with annual average real GDP declining in both Canada and the U.S. The adverse case as at October 31, 2021 depicted a slightly weaker economic environment in Canada and the
U.S.
with higher unemployment rates. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,150 million as at July 31, 2022 ($3,825 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).

6
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BMO Financial Group
Third
Quarter Report 2022

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive.
The following table show
s
 certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we also use regional variables in our underlying models where appropriate.

	As at July 31, 2022						As at October 31, 2021
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months

Real GDP growth rates (1)
Canada	5.4%	3.3%	3.1%	1.7%	(2.0)%	(1.1)%	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%
United States	3.9%	2.4%	1.7%	1.1%	(2.8)%	(1.1)%	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%
Corporate BBB 10-year spread
Canada	1.9%	1.8%	2.2%	2.1%	3.7%	4.4%	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
United States	1.4%	1.5%	1.7%	1.9%	4.2%	4.5%	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%
Unemployment rates
Canada	4.3%	3.7%	5.2%	5.5%	7.9%	10.0%	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%
United States	3.2%	2.8%	3.7%	4.2%	6.5%	8.6%	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%
Housing Price Index (1)
Canada (2)	10.0%	(2.3)%	6.6%	(7.2)%	(4.6)%	(18.0)%	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%
United States (3)	13.3%	4.2%	11.0%	1.3%	(6.3)%	(15.5)%	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).
Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand			Payable on
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	a fixed date (4)(5)	July 31, 2022	October 31, 2021
Deposits by:
Banks (1)	4,125	1,784	1,091	19,553	26,553	26,611
Business and government	49,266	54,397	145,766	225,052	474,481	442,248
Individuals	4,804	38,816	120,858	63,873	228,351	216,772
Total (2) (3)	58,195	94,997	267,715	308,478	729,385	685,631
Booked in:
Canada	49,809	84,608	129,183	227,402	491,002	427,316
United States	8,050	10,315	137,094	51,987	207,446	232,830
Other countries	336	74	1,438	29,089	30,937	25,485
Total	58,195	94,997	267,715	308,478	729,385	685,631

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metals deposits designated as FVTPL (Note 6).
(3)

Included in deposits as at July 31, 2022 and October 31, 2021 are $353,568 million and $342,967 million, respectively, of deposits denominated in U.S. dollars, and $46,026 million and $29,937 million, respectively, of deposits
denominated in other foreign currencies.

(4)

Includes $47,698 million of senior unsecured debt as at July 31, 2022 subject to the Bank Recapitalization
(Bail-In)
regime ($35,959 million as at October 31, 2021). The
Bail-In
regime provides certain statutory powers to the

Canada

Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)

Deposits totalling $26,970 million as at July 31, 2022 ($20,991 million as at October 31, 2021) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them as payable on a fixed date, based on their remaining contractual maturities.

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at July 31, 2022	202,448	48,394	29,088	279,930
As at October 31, 2021	140,002	72,399	23,921	236,322

BMO Financial Group
Third
Quarter Report 2022

6

The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at July 31, 2022	26,966	23,794	54,143	97,545	202,448
As at October 31, 2021	20,626	12,761	20,933	85,682	140,002
Subordinated Debt
On
June 1
, 2022, we
redeemed
all of our $850 million 2.57% Series I Medium-Term Notes Second Tranche at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date
.
On January 10, 2022, we issued US$1,250 million of 3.088% unsecured subordinated debt through our U.S. Medium-Term Note Program. The issue is due January 10, 2037. The notes reset to a floating rate on January 10, 2032
.
Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	July 31, 2022		October 31, 2021
	Number		Number
	of shares	Amount	of shares	Amount	Convertible into

Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 38	-	-	24,000,000	600	Class B - Series 39	(9)
Class B – Series 40	-	-	20,000,000	500	Class B - Series 41	(10)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Class B – Series 50	500,000	500	-	-	-	(3)(11)
Preferred Shares - Classified as Equity		3,050		3,650

Other Equity Instruments 4.800% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250		1,250	Common shares	(3)(4)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750		-	Common shares	(3)(4)(1 2 )
Other Equity Instruments		2,658		1,908
Preferred Shares and Other Equity Instruments		5,708		5,558
Common Shares (5) (6) (7) (8)	674,361,486	17,392	648,136,472	13,599

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2021.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)
The instruments issued include a
non-viability
contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, to qualify as regulatory capital under Basel III
,
(see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48 for Series 1 LRCNs and Preferred Shares Series 49 for Series 2 LRCNs, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2
LCRNs
, respectively.

(5)
The stock options issued under the Stock Option Plan are convertible into 5,999,564 common shares as at July 31, 2022 (5,682,206 common shares as at October 31, 2021) of which 2,671,120 are exercisable as at
July 31, 2022 (2,616,750 as at October 31, 2021).

(6)
During the three and nine months ended July 31, 2022, we issued 2,675,927 and 4,792,102
common shares
, respectively,
under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 155,300 and 710,897 common shares, respectively, under the Stock Option Plan.

(7)	On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.
(8)	Common shares are net of 158,256 treasury shares as at July 31, 2022 (36,521 treasury shares as at October 31, 2021).
(9)	Series 38 was redeemed and final dividends were paid on February 25, 2022.
(10)	Series 40 was redeemed and final dividends were paid on May 25, 2022.
(11)	On July 27, 2022, we issued Class B Series 50 Preferred Shares for $500 million.
(12)	On March 15, 2022, we issued Series 2 LRCNs for $750 million.

6

BMO Financial Group Third Quarter Report 2022

Other Equity Instruments
On March 15, 2022, we issued $750 million 5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs). This issuance, together with our US$500 million (CAD $658 million) 4.800% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.300% Limited Recourse Capital Notes Series 1 (Series 1 LRCNs) are classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On August 25, 2022, we redeemed all of our outstanding 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42 (NVCC) for an aggregate total of $400 million.
On July 27, 2022, we issued 500,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 50 (NVCC), at a price of $1,000 per share, for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of November 26, 2027, the shares pay quarterly cash dividends, if declared, at a rate of 7.373% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.250%.
On May 25, 2022, we redeemed all of our outstanding 20 million
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 40 (NVCC) for an aggregate total of $500 million.
On February 25, 2022, we redeemed all of our outstanding 24 million
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 38
(NVCC)
for an aggregate total of $600 million.
Common Shares
On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.
Normal Course Issuer Bid
On December 3, 2021, we announced our intention, subject to the approval of OSFI and the TSX, to purchase for cancellation up to 22.5 million of our common shares under a normal course issuer bid. Together with the announcement of the Bank of the West acquisition, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.
Shareholder Dividend Reinvestment and Share Purchase Plan
On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Commencing with the common share dividend declared for the first quarter of fiscal 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.
We issued 2,675,927 and 4,792,102 common shares, respectively, under the Plan during the three and nine months ended July 31, 2022, respectively.

BMO Financial Group Third Quarter Report 2022
6

Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2021 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	100,906	94,958	49,970	49,810
Loans (1) (2)
Residential mortgages	143,962	139,112	135,653	135,461
Consumer instalment and other personal	83,860	82,608	76,627	76,791
Credit cards	8,881	8,881	7,827	7,827
Business and government	281,900	280,795	233,066	233,670
	518,603	511,396	453,173	453,749

Deposits (3)	703,396	701,348	662,827	663,558
Securitization and structured entities’ liabilities (4)	23,510	22,992	24,631	24,809
Other liabilities (5)	3,844	3,287	-	-
Subordinated debt	7,443	7,150	6,893	7,087
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, certain

other assets,
 certain other liabilities
,
 acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of allowances for credit losses.
(2)

Excludes $23 million of
residential mortgages classified as FVTPL, $4,161 million of business and government loans classified as FVTPL and $62 million of
business and government
loans classified as FVOCI

($
nil
 million
,

$
5,022 million and $134 million, respectively, as at October 31, 2021).

(3)	Excludes $25,766 million of structured note liabilities ($22,665 million as at October 31, 2021) and $223 million of metals deposits ($139 million as at October 31, 2021) designated as FVTPL.
(4)	Excludes $1,510 million of securitization and structured note entities’ liabilities classified as FVTPL ($855 million as at October 31, 2021).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.
Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

6
6
BMO Financial Group Third Quarter Report 2022

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, residential mortgages,
business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)	July 31, 2022				October 31, 2021
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,536	1,877	-	10,413	3,123	4,473	-	7,596
Canadian provincial and municipal governments	3,739	3,062	-	6,801	2,183	3,655	-	5,838
U.S. federal government	7,765	10,092	-	17,857	6,050	3,532	-	9,582
U.S. states, municipalities and agencies	27	181	-	208	-	458	-	458
Other governments	1,377	1,677	-	3,054	1,307	591	-	1,898
NHA MBS, U.S. agency MBS and CMO	-	14,303	755	15,058	-	13,379	675	14,054
Corporate debt	1,757	8,467	5	10,229	2,231	7,656	7	9,894
Trading loans	-	329	-	329	-	160	-	160
Corporate equity	46,195	-	-	46,195	54,931	-	-	54,931
	69,396	39,988	760	110,144	69,825	33,904	682	104,411
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	537	75	-	612	704	159	-	863
Canadian provincial and municipal governments	384	792	-	1,176	137	1,243	-	1,380
U.S. federal government	-	4	-	4	-	38	-	38
Other governments	-	88	-	88	-	92	-	92
NHA MBS, U.S. agency MBS and CMO	-	8	-	8	-	9	-	9
Corporate debt	75	6,815	8	6,898	160	7,544	-	7,704
Corporate equity	1,513	10	3,727	5,250	1,670	12	2,442	4,124
	2,509	7,792	3,735	14,036	2,671	9,097	2,442	14,210
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	8,015	1,416	-	9,431	9,138	3,927	-	13,065
Canadian provincial and municipal governments	2,576	1,878	-	4,454	1,438	1,549	-	2,987
U.S. federal government	1,617	1,790	-	3,407	18,873	2,153	-	21,026
U.S. states, municipalities and agencies	1	3,535	1	3,537	-	4,113	1	4,114
Other governments	1,609	4,646	-	6,255	2,803	3,699	-	6,502
NHA MBS, U.S. agency MBS and CMO	-	7,253	-	7,253	-	12,136	-	12,136
Corporate debt	155	4,629	-	4,784	812	2,349	-	3,161
Corporate equity	-	-	152	152	-	-	132	132
	13,973	25,147	153	39,273	33,064	29,926	133	63,123
Loans
Residential mortgages	-	23	-	23	-	-	-	-
Business and government loans	-	4,217	6	4,223	-	5,150	6	5,156
	-	4,240	6	4,246	-	5,150	6	5,156
Other Assets (1)	4,539	90	9	4,638	4,392	85	-	4,477
Fair Value Liabilities
Securities sold but not yet purchased	26,042	15,145	-	41,187	17,424	14,649	-	32,073
Structured note liabilities (2)	-	25,766	-	25,766	-	22,665	-	22,665
Other liabilities (3)	1,173	2,639	1	3,813	1,106	2,125	-	3,231
	27,215	43,550	1	70,766	18,530	39,439	-	57,969
Derivative Assets
Interest rate contracts	44	8,106	-	8,150	6	8,066	-	8,072
Foreign exchange contracts	7	13,844	-	13,851	3	14,982	-	14,985
Commodity contracts	1,962	7,874	-	9,836	642	6,976	-	7,618
Equity contracts	427	7,422	-	7,849	1,381	4,657	-	6,038
Credit default swaps	3	28	-	31	-	-	-	-
	2,443	37,274	-	39,717	2,032	34,681	-	36,713
Derivative Liabilities
Interest rate contracts	44	9,987	-	10,031	6	6,773	-	6,779
Foreign exchange contracts	4	15,049	-	15,053	4	12,451	-	12,455
Commodity contracts	2,025	2,746	-	4,771	746	1,445	-	2,191
Equity contracts	287	13,390	-	13,677	1,581	7,802	-	9,383
Credit default swaps	3	104	4	111	-	5	2	7
	2,363	41,276	4	43,643	2,337	28,476	2	30,815

(1)	Other assets include precious metals, segregated fund assets in our insurance business , and certain receivables and investments measured at fair value.
(2)	These structured note liabilities included in deposits have been designated as FVTPL.
(3)
 Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated as FVTPL as well as certain securitization and  structured entities’ liabilities measured as FVTPL.

BMO Financial Group Third Quarter Report 2022

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible
alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at July 31, 2022 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	3,727	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 6x	na 19x
NHA MBS , U.S. agency MBS and CMO	NHA MBS , U.S. agency MBS and CMO	755	Discounted cash flows Market Comparable	Prepayment rate Comparability Adjustment (3)	3% (3.71)	46% 6.10

(1)
 The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty,  but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance  sheet date.

(2)

Included in private equity is $784 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at July 31, 2022 ($453 million as at October 31, 2021), which approximates fair value,

and are held to mee
t
 regulatory requirements.

(3)	Range of input values represents price per security adjustment (Canadian $).
na - not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following table presents significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2022 and July 31, 2021.

(Canadian $ in millions)
For the three months ended		July 31, 2022		July 31, 2021
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	589	7,994	639	1,473
FVTPL Securities	17	489	153	403
FVOCI Securities	343	6,480	1,016	1,917
Securities sold but not yet purchased	990	10,845	197	648

(Canadian $ in millions)
For the nine months ended		July 31, 2022		July 31, 2021
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	5,377	10,661	4,067	11,009
FVTPL Securities	158	506	361	804
FVOCI Securities	9,222	10,138	6,856	10,890
Securities sold but not yet purchased	2,721	11,999	1,198	5,905

6

BMO Financial Group Third Quarter Report 2022

Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and nine months ended July 31, 2022 and July 31, 2021, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2022 (Canadian $ in millions)	Balance April 30, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	721	(60)	(1)	216	(146)	-	95	(70)	755	(11)
Corporate debt	4	-	-	-	-	-	1	-	5	-
Total trading securities	725	(60)	(1)	216	(146)	-	96	(70)	760	(11)
FVTPL Securities
Corporate debt	-	-	-	8	-	-	-	-	8	-
Corporate equity	3,397	45	(3)	321	(89)	-	56	-	3,727	61
Total FVTPL securities	3,397	45	(3)	329	(89)	-	56	-	3,735	61
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	151	-	(2)	4	(1)	-	-	-	152	na
Total FVOCI securities	152	-	(2)	4	(1)	-	-	-	153	na
Business and government loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	9	-	-	-	-	9	-
Other Liabilities	1	-	-	-	-	-	-	-	1	-
Derivative Liabilities
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(158)	29	818	(555)	-	251	(305)	755	(18)
Corporate debt	7	(2)	(1)	11	(4)	-	1	(7)	5	(1)
Total trading securities	682	(160)	28	829	(559)	-	252	(312)	760	(19)
FVTPL Securities
Corporate debt	-	-	-	8	-	-	-	-	8	-
Corporate equity	2,442	197	50	1,238	(256)	-	56	-	3,727	223
Total FVTPL securities	2,442	197	50	1,246	(256)	-	56	-	3,735	223
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	-	15	(1)	-	6	-	152	na
Total FVOCI securities	133	-	-	15	(1)	-	6	-	153	na
Business and government loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	9	-	-	-	-	9	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Credit default swaps	2	-	-	-	-	-	3	(1)	4	-
Total derivative liabilities	2	-	-	-	-	-	3	(1)	4	-
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Includes proceeds received on securities sold but not yet purchased.
(3) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2022 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

BMO Financial Group Third Quarter Report 2022
6

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2021 (Canadian $ in millions)	Balance April 30, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as as at July 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	702	(78)	11	441	(255)	-	35	(62)	794	5
Corporate debt	3	-	-	-	(1)	-	-	-	2	-
Total trading securities	705	(78)	11	441	(256)	-	35	(62)	796	5
FVTPL Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	2,048	158	20	175	(106)	-	-	(19)	2,276	149
Total FVTPL securities	2,048	158	20	175	(106)	-	-	(19)	2,276	149
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	100	-	9	4	-	-	-	-	113	na
Total FVOCI securities	101	-	9	4	-	-	-	-	114	na
Business and government loans	2,841	-	45	113	-	(694)	-	-	2,305	-
Other Assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	-	-	-	13	-	13	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as as at July 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(172)	(50)	1,206	(938)	-	106	(161)	794	24
Corporate debt	-	-	-	3	(1)	-	-	-	2	-
Total trading securities	803	(172)	(50)	1,209	(939)	-	106	(161)	796	24
FVTPL Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	1,903	217	(81)	453	(193)	(4)	-	(19)	2,276	262
Total FVTPL securities	1,903	217	(81)	453	(193)	(4)	-	(19)	2,276	262
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	93	-	9	11	-	-	-	-	113	na
Total FVOCI securities	94	-	9	11	-	-	-	-	114	na
Business and government loans	1,945	-	(150)	1,812	-	(1,302)	-	-	2,305	-
Other Assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	-	-	-	13	-	13	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Includes proceeds received on securities sold but not yet purchased.
(3) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2021 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

7
0
BMO Financial Group Third Quarter Report 2022

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at July 31, 2022, we met OSFI’s target capital ratio requirements, which include a
2.5
% Capital Conservation Buffer, a
1.0
% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a
2.5
% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
Our capital position as at July 31, 2022 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.

Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	July 31, 2022	October 31, 2021

CET1 Capital	55,464	44,491

Tier 1 Capital	60,684	49,966

Total Capital	68,133	57,201

Total Loss Absorbing Capacity (TLAC)	112,534	90,353

Risk-Weighted Assets	351,711	325,433

Leverage Exposures	1,144,101	976,690

CET1 Ratio	15.8%	13.7%

Tier 1 Capital Ratio	17.3%	15.4%

Total Capital Ratio	19.4%	17.6%

TLAC Ratio	32.0%	27.8%

Leverage Ratio	5.3%	5.1%

TLAC Leverage Ratio	9.8%	9.3%

(1)	Disclosed in accordance with, as applicable, OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.
Note 8: Employee Compensation
Stock Options
We did
not
grant any stock options during the three months ended July 31, 2022 and 2021. During the nine months ended July 31, 2022, we granted a total of 1,028,255 stock options (984,943 stock options during the nine months ended July 31, 2021). The weighted-average fair value of options granted during the nine months ended July 31, 2022 was $14.17 per option ($10.75 per option for the nine months ended July 31, 2021).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges
of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2022	July 31, 2021
Expected dividend yield	4.2%	4.9%
Expected share price volatility	16.8%	20.6 - 20.7%
Risk-free rate of return	1.8 - 1.9%	1.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	135.58	97.14
Changes to the input assumptions can result in different fair value estimates.

BMO Financial Group Third Quarter Report 2022

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Current service cost	60	67	2	2
Past service (income)	(1)	-	-	-
Net interest (income) expense on net defined benefit (asset) liability	(7)	2	8	8
(Gain) on settlement	-	-	-	-
Administrative expenses	1	1	-	-
Benefits expense	53	70	10	10
Government pension plans expense (1)	61	55	-	-
Defined contribution expense	37	33	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	151	158	10	10

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Current service cost	178	201	6	6
Past service (income)	(1)	-	-	-
Net interest (income) expense on net defined benefit (asset) liability	(21)	6	26	23
(Gain) on settlement	(1)	-	-	-
Administrative expenses	3	3	-	-
Benefits expense	158	210	32	29
Government pension plans expense (1)	201	173	-	-
Defined contribution expense	138	126	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	497	509	32	29

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.
Certain comparative figures have been reclassified to conform with the current period’s presentation
.
Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021

Net income	1,365	2,275	9,054	5,595
Dividends on preferred shares and distributions payable on other equity instruments	(47)	(61)	(154)	(185)
Net income available to common shareholders	1,318	2,214	8,900	5,410
Weighted-average number of common shares outstanding (in thousands)	673,301	647,178	659,909	646,808
Basic earnings per common share (Canadian $)	1.96	3.42	13.49	8.36
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021

Net income available to common shareholders adjusted for impact of dilutive instruments	1,318	2,214	8,900	5,410
Weighted-average number of common shares outstanding (in thousands)	673,301	647,178	659,909	646,808
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,032	6,213	5,252	6,585
Common shares potentially repurchased	(3,529)	(4,394)	(3,420)	(5,229)
Weighted-average number of diluted common shares outstanding (in thousands)	674,804	648,997	661,741	648,164
Diluted earnings per common share (Canadian $)	1.95	3.41	13.45	8.35

(1)

In computing diluted earnings per share, we excluded average stock options outstanding of 1,028,255 and 915,260 with a weighted-average exercise price of $142.54 and $143.28, respectively for the three and nine months

e
nded July 31, 2022
as the
average
share price for the period did not exceed the
exercise price
.
F
or the three and nine months ended July

31, 2021
, we did not exclude any stock options outstanding
as the average

share

price

for the period
exceeded
the exercise price.

7
2
BMO Financial Group Third Quarter Report 2022

Note 10: Income Taxes
Canadian Taxing Authorities have reassessed us for additional income tax and interest in an amount of approximately $1,425 million, to date, in respect of certain 2011-2017 Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian Taxing Authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We expect to be reassessed for income tax in respect of similar activities undertaken in 2018. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2021.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,938	1,278	314	750	(83)	4,197
Non-interest revenue	591	298	1,391	514	(892)	1,902
Total Revenue	2,529	1,576	1,705	1,264	(975)	6,099
Provision for (recovery of) credit losses on impaired loans	104	22	2	(22)	(2)	104
Provision for (recovery of ) credit losses on performing loans	(15)	46	(12)	15	(2)	32
Total provision for (recovery of) credit losses	89	68	(10)	(7)	(4)	136
Insurance claims, commissions and changes in policy benefit liabilities	-	-	413	-	-	413
Depreciation and amortization	131	105	63	68	-	367
Non-interest expense	1,003	667	818	852	152	3,492
Income (loss) before taxes	1,306	736	421	351	(1,123)	1,691
Provision for (recovery of) income taxes	341	168	97	89	(369)	326
Reported net income (loss)	965	568	324	262	(754)	1,365
Average Assets (3)	296,941	144,043	50,774	398,282	178,984	1,069,024

For the three months ended July 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,660	1,048	247	696	(130)	3,521
Non-interest revenue	580	305	2,180	888	88	4,041
Total Revenue	2,240	1,353	2,427	1,584	(42)	7,562
Provision for (recovery of) credit losses on impaired loans	100	(9)	-	(19)	(1)	71
Provision for (recovery of ) credit losses on performing loans	(7)	(53)	(2)	(75)	(4)	(141)
Total provision for (recovery of) credit losses	93	(62)	(2)	(94)	(5)	(70)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	984	-	-	984
Depreciation and amortization	121	117	74	72	-	384
Non-interest expense	907	576	870	853	94	3,300
Income (loss) before taxes	1,119	722	501	753	(131)	2,964
Provision for (recovery of) income taxes	291	172	122	200	(96)	689
Reported net income (loss)	828	550	379	553	(35)	2,275
Average Assets (3)	265,689	125,840	48,053	367,900	162,761	970,243

BMO Financial Group Third Quarter Report 2022
7
3

(Canadian $ in millions)
For the nine months ended July 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	5,488	3,575	864	2,419	(228)	12,118
Non-interest revenue	1,833	974	2,730	2,348	3,137	11,022
Total Revenue	7,321	4,549	3,594	4,767	2,909	23,140
Provision for (recovery of) credit losses on impaired loans	290	60	2	(37)	(5)	310
Provision for (recovery of ) credit losses on performing loans	(123)	(105)	(7)	12	-	(223)
Total provision for (recovery of) credit losses	167	(45)	(5)	(25)	(5)	87
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(314)	-	-	(314)
Depreciation and amortization	382	314	193	212	-	1,101
Non-interest expense	2,836	1,895	2,470	2,678	438	10,317
Income before taxes	3,936	2,385	1,250	1,902	2,476	11,949
Provision for income taxes	1,027	548	297	487	536	2,895
Reported net income	2,909	1,837	953	1,415	1,940	9,054
Average assets (3)	287,326	141,294	50,008	398,394	178,228	1,055,250

For the nine months ended July 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	4,849	3,194	723	2,242	(454)	10,554
Non-interest revenue	1,633	935	4,795	2,454	242	10,059
Total Revenue	6,482	4,129	5,518	4,696	(212)	20,613
Provision for (recovery of) credit losses on impaired loans	404	17	3	20	(3)	441
Provision for (recovery of ) credit losses on performing loans	(22)	(133)	(10)	(126)	(4)	(295)
Provision for (recovery of) credit losses	382	(116)	(7)	(106)	(7)	146
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,302	-	-	1,302
Depreciation and amortization	360	355	243	211	-	1,169
Non-interest expense	2,559	1,711	2,610	2,442	1,215	10,537
Income (loss) before taxes	3,181	2,179	1,370	2,149	(1,420)	7,459
Provision for (recovery of) income taxes	826	512	333	560	(367)	1,864
Reported net income (loss)	2,355	1,667	1,037	1,589	(1,053)	5,595
Average Assets (3)	259,864	128,722	47,761	371,046	166,411	973,804

(1)	Corporate Services includes Technology and Operations.
(2)
 Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between  taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)

Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three and nine months ended July 31, 2022 are $972,879 million and $965,120 million, including $282,781 million and $273,270 million for Canadian P&C, $137,169 million and $134,175 million for U.S. P&C, and

$552,929 million and

$557,675 million for all other operating segments including Corporate Services (for three and nine months ended July 31, 2021 - Total: $887,231 million and $890,240 million, Canadian P&C: $250,980 million and

$244,893 million, U.S. P&C: $119,129 million and $121,833 million and all other operating segments: $517,122 million and $523,514 million).

Effective the first quarter of fiscal 2022, certain expense allocations were updated within our operating segment to better align with current experience, with no impact to total bank. Comparative figures have been reclassified to conform with the current period’s presentation.
Note 12: Acquisitions and Divestitures
Acquisitions
Bank of the West
On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing).
Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the end of calendar 2022 and will primarily be part of our U.S. P&C reporting segment.
When the transaction closes, the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West, on the basis of their relative fair values, with the difference recorded as goodwill. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity
deposits approximates par, providing no natural fair value change offset.
Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under OSFI Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.
To mitigate the impact of changes in interest rates between announcement and close, we entered into pay fixed receive float interest rate swaps and purchased a portfolio of matched duration government debt securities and other balance sheet instruments that generate interest income (impacts are recorded in Corporate Services). We recorded mark-to-market
(losses) gains
,
of $(983
)
million and $2,967
million on the swaps for the three and nine months ended July 31, 2022, respectively, in our Consolidated Statement of Income in non-interest
revenue, trading revenues, as the swaps do not qualify for hedge accounting. The government debt securities and other instruments, which are measured at amortized cost, generated
$
38

million and $205
million in our Consolidated Statement of Income in interest, dividend and fee income, securities, for the three and nine months ended July 31, 2022, respectively.
To mitigate changes in the Canadian dollar equivalent of the purchase price on close, we entered into forward contracts, which qualify as accounting hedges. Changes in the fair value of these forward contracts of $(4
)
million and $(68)
million for three and nine months ended July 31, 2022 are recorded in Other Comprehensive Income until close of the transaction.

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BMO Financial Group Third Quarter Report 2022

Radicle Group Inc.
On July 20, 2022, we announced a definitive agreement to acquire Radicle Group Inc
.
(Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management. The acquisition is subject to regulatory approvals and is expected to close by the end of calendar 2022. Radicle will form part of BMO Capital Markets reporting segment. The impact of this acquisition is not expected to be material to the bank.
Divestitures
EMEA and U.S. Asset Management
On November 8, 2021, we completed the sale of our EMEA asset management business, part of our BMO Wealth Management operating segment, to Ameriprise Financial Inc. (Ameriprise) for £615 million (CAD$1,038 million) in an all-cash
transaction. On the date of sale, assets and liabilities of approximately $1,779 million and $527 million, respectively, were derecognized. In connection with completion of the EMEA portion of the sale, we recognized a before and after tax loss of $29 million relating to foreign currency translation reclassified from accumulated other comprehensive income in equity to non-interest
revenue, foreign exchange gains, other than trading, in our Consolidated Statement of Income in the first quarter. The transaction also included the opportunity for certain BMO asset management clients in the U.S. to move to Ameriprise. These transfers were completed in the first quarter and resulted in tax expense of $22 million. Further transfers of certain U.S. Asset Management clients were completed in the second
quarter with no material impact to the bank.
Taplin, Canida & Habacht LLC
On January 27, 2022, we completed the sale of Taplin, Canida & Habacht, LLC, part of our U.S. asset management business to Loop Capital. The business sold was
not considered material to the bank.
Note 13: Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from actual losses as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet be determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.
BMO and its subsidiaries are named as defendants or are otherwise involved in a substantial number of legal proceedings. BMO Harris Bank N.A. (BMO Harris), as successor to M&I Marshall and Ilsley Bank (M&I), has been named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleges that between 1999 and 2008, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. BMO
 Harris
denies these allegations and continues to defend itself vigorously. The Trustee seeks US$1.9 billion in compensatory damages, plus prejudgment interest, punitive damages, and attorneys’ fees. The Bankruptcy Court granted the Trustee’s motion for sanctions based on the alleged spoliation of evidence and, in July 2019, transferred the case to the U.S. District Court for the District of Minnesota (District Court) for trial. On July 18, 2022, the District Court affirmed the evidence-spoliation sanctions issued by the Bankruptcy Court. The trial is scheduled to begin in October 2022.

BMO Financial Group Third Quarter Report 2022
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